

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2013

Via E-mail
Ms. Ana M. Menendez
Chief Financial Officer
Watsco, Inc.
2665 South Bayshore Drive, Suite 901
Miami, FL 33133

> **Re: Watsco, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 22, 2013**
> **File No. 1-5581**

Dear Ms. Menendez:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 15. Exhibits and Financial Statement Schedules, page 15

1.   Please refer to comment three in our letter dated June 21, 2010. We note that you have not filed the schedules and exhibits to your credit agreement filed as exhibit 10.4(a). As indicated in our prior comment three, please file a complete copy of this agreement including all of the schedules and exhibits with your next Exchange Act report.

Exhibit 13

Report of Independent Registered Public Accounting Firm

2.   In the second paragraph of the audit opinion from your independent registered public accounting firm, they state that their audits were conducted "in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the <u>auditing</u> standards of the Public Company Accounting Oversight Board (United States)." Please advise, or amend your Form 10-K to have your auditor revise their audit opinion:

- to remove the reference to "generally accepted auditing standards as established by the Auditing Standards Board (United States)," and

- to remove the reference to "auditing" standards of the Public Company Accounting Oversight Board (United States) since their audits are required to be conducted in accordance with the "standards of the Public Company Accounting Oversight Board (United States)," which include standards in addition to "auditing" standards.

Refer to PCAOB Auditing Standard No. 1 for guidance. We remind you that your amendment should contain currently dated certifications that refer to the Form 10-K/A.

Consolidated Statements of Shareholders' Equity

3.   We refer to the activity for the year ended December 31, 2011. It appears to us that the line items "fair value of non-controlling interest" and "share of carrying value of our locations contributed to joint venture," which refer to the Carrier Enterprise II acquisition, should be transposed so that the line items agree with the respective amounts appearing in your statement. Please revise future annual filings as appropriate or tell us why your current presentation is correct as stated.

Note 7. Income Taxes

4.   Please revise future filings to disclose the amount of undistributed earnings of international subsidiaries for which you have not recorded income taxes and provide all the disclosures required by ASC 740-30-50-2.

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 11

5.   We note that Mr. Darnell received $248,884 in option awards in 2012. With a view towards future disclosure, please tell us why Mr. Darnell received these option awards and whether it was in connection with his appointment to the board or otherwise. In future filings, please include a narrative description of any material factors necessary to

an understanding of the director compensation disclosed in the table. Please refer to Item 402(k)(3) of Regulation S-K.

Annual Cash Incentives, page 22

6.   In comment 14 of our letter dated June 21, 2010, we requested that you provide a materially complete description of the compensation decisions relating to annual cash incentives, including why the compensation committee determined not to pay cash incentives and whether this was due to the failure to meet specific company and/or performance targets. It does not appear that you have included such disclosure. Please supplementally advise us why the company did not pay cash incentives in 2012 and how the committee made this determination. Please include similar disclosure in future filings.

Long-Term Share-Based Compensation, page 22

7.   In comment 15 of our letter dated June 21, 2010, we asked that you disclose how you determine the allocation of non-qualified options and non-vested (restricted) stock awards. We note your current disclosure that such allocation is "discretionary," but do not see disclosure as to how the compensation committee determined the allocation. Please supplementally advise us as to the reasons for the decision to award only non-vested (restricted) stock in 2012. Please also include similar disclosure in future filings.

Non-Vested (Restricted) Stock, page 23

8.   In comment 11 of our letter dated June 21, 2010, we requested that you clearly explain how you consider financial and non-financial performance metrics in your determination of each named executive officer's compensation. We note your disclosure on page 23 that the compensation committee awarded restricted stock based on the overall financial performance of the company, the performance of the department or function that each executive leads and the collective success of the team in meeting certain strategic priorities, however, your disclosure does not state how the company evaluated each of these factors to determine the amount of restricted stock to award, including the weight assigned to each factor. With a view toward future disclosure, please tell us how the compensation committee used these factors to determine the actual amount of each individual award. Please also tell us whether the company used any pre-established performance or financial targets to determine the amount of the awards, and, if so, please advise us of the specific targets as well as the actual level of target achievement and how the compensation committee calculated the actual value of the award. See Item 402(b) of Regulation S-K. Please include similar disclosure in future filings.

<u>Potential Payments upon a Termination or Change in Control, page 31</u>

9.   We note your statement that there are no potential payments upon termination or change-in-control agreements with any of your NEOs. However, we note that the NEO's share-based compensation agreements provide for accelerated vesting due to a change-in-control. Although Instruction 5 to Item 402(j) of Regulation S-K states that disclosure is not required with respect to contracts that do not discriminate in favor of executive officers of the company, this exception does not apply where option awards to executives are in amounts greater than those provided to all salaried employees. See Question 126.02 of Compliance and Disclosure Interpretations for Regulation S-K and Instruction 3 to Item 402(j). Please provide the disclosure required by Item 402(j) in future filings with respect to the NEO's share-based compensation agreements and any other contract, agreement, plan or arrangement covered by Item 402(j).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551- 3345 or Erin K. Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief